UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 5, 2017 (January 3, 2017)

Magellan Petroleum Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-5507	06-0842255
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1775 Sherman Street, Suite 1950, Denver, CO		80203
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (720) 484-2400

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On January 3, 2017, Tellurian Investments Inc., a Delaware corporation (“Tellurian”), and TOTAL Delaware, Inc. (“TOTAL”), a Delaware corporation and subsidiary of TOTAL S.A., closed the transactions described in the Current Report on Form 8-K of Magellan Petroleum Corporation (“Magellan”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2016.

On January 3, 2017, pursuant to the common stock purchase agreement (the “SPA”), dated as of December 19, 2016, between Tellurian and TOTAL, TOTAL purchased, and Tellurian sold and issued to TOTAL, 35,384,615 shares of Tellurian common stock (the “Tellurian Shares”) for an aggregate purchase price of $206,999,997.75. In addition, on January 3, 2017, (i) Magellan and TOTAL entered into a guaranty and support agreement, pursuant to which Magellan will—contingent on the closing of the merger contemplated by the previously announced Agreement and Plan of Merger, dated as of August 2, 2016, as amended on November 23, 2016 and December 19, 2016, among Magellan, Tellurian and River Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Magellan (the “Merger”)—guarantee to TOTAL the performance of all of the obligations of Tellurian in connection with the SPA (the “Guaranty and Support Agreement”); (ii) Magellan, TOTAL, Charif Souki, the Souki Family 2016 Trust, and Martin Houston entered into a voting agreement, pursuant to which Mr. Souki, the Souki Family 2016 Trust, and Mr. Houston agreed to vote all shares of the combined company’s stock they own in favor of the appointment of one board designee of TOTAL to the board of directors of Magellan effective upon the closing of the Merger (the “Voting Agreement”); and (iii) Tellurian and TOTAL entered into a pre-emptive rights agreement, pursuant to which TOTAL was granted a right to purchase its pro rata portion of any new equity securities that Tellurian may issue to a third party on the same terms and conditions as such equity securities are offered and sold to such party, subject to certain excepted offerings (the “Pre-emptive Rights Agreement”).

In connection with the SPA, (i) following the closing of the Merger, Magellan and TOTAL will enter into a pre-emptive rights agreement with terms and conditions similar to those contained in the Pre-emptive Rights Agreement between Tellurian and TOTAL but subject to additional excepted offerings; and (ii) Tellurian and Magellan agreed to provide TOTAL, as holder of the Tellurian Shares, with certain registration rights relating to the Magellan common stock that TOTAL will receive upon the closing of the Merger.

The foregoing description of the Guaranty and Support Agreement, the Voting Agreement and the Pre-Emptive Rights Agreement is not complete and is qualified in its entirety by the terms of the documents attached hereto as Exhibits 10.1, 10.2 and 99.2, respectively. Such documents are incorporated herein by reference. Each of those agreements is substantially identical to the form of such agreement filed as an exhibit to Magellan’s Current Report on Form 8-K filed on December 21, 2016.

Important Information for Investors and Stockholders

This report does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This report relates to the Merger between Magellan and Tellurian.

In connection with the Merger, Magellan has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Magellan and Tellurian that also constitutes a prospectus of Magellan. Each of Magellan and Tellurian also plans to file other relevant documents with the SEC regarding the Merger, including a final prospectus and definitive joint proxy statement. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Any definitive joint proxy statement(s)/prospectus(es) for Magellan and/or Tellurian (if and when available) will be mailed to stockholders of Magellan or Tellurian, as applicable. INVESTORS AND SECURITY HOLDERS OF MAGELLAN AND TELLURIAN ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT(S)/PROSPECTUS(ES) AND OTHER DOCUMENTS THAT HAVE BEEN AND MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

Investors and security holders may obtain free copies of these documents and other documents containing important information about Magellan and Tellurian once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Magellan are available free of charge on Magellan’s internet website at www.magellanpetroleum.com or by contacting Magellan using the contact information below.

Participants in Solicitation

Magellan and Tellurian and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the companies’ stockholders in connection with the Merger. Stockholders are urged to carefully read the definitive proxy statement regarding the Merger when it becomes available because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the companies’ stockholders in connection with the Merger is set forth in the preliminary joint proxy statement/prospectus of Magellan and Tellurian filed with the SEC on October 3, 2016, as amended on November 8, 2016, December 12, 2016 and December 28, 2016. You can find information about Magellan’s executive officers and directors in its Annual Report on Form 10-K/A filed with the SEC on October 27, 2016. You can obtain free copies of these and other documents containing relevant information at the SEC’s website at www.sec.gov or by contacting Magellan by mail at 1775 Sherman Street, Suite 1950, Denver, Colorado 80203, or by telephone at (720) 484-2400.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

10.1	Guaranty and Support Agreement, dated as of January 3, 2017, by and between Magellan Petroleum Corporation and TOTAL Delaware, Inc.

10.2	Voting Agreement, dated as of January 3, 2017, by and among Magellan Petroleum Corporation, Tellurian Investments Inc., TOTAL Delaware, Inc., Charif Souki, the Souki Family 2016 Trust and Martin Houston

99.1	Pre-Emptive Rights Agreement, dated as of January 3, 2017, by and between Tellurian Investments Inc. and TOTAL Delaware, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGELLAN PETROLEUM CORPORATION

By:	/s/ Antoine J. Lafargue
Antoine J. Lafargue, President and Chief Executive Officer
(as Principal Executive Officer)

Date: January 5, 2017

EXHIBIT INDEX

Exhibit No.	Description

10.1	Guaranty and Support Agreement, dated as of January 3, 2017, by and between Magellan Petroleum Corporation and TOTAL Delaware, Inc.

10.2	Voting Agreement, dated as of January 3, 2017, by and among Magellan Petroleum Corporation, Tellurian Investments Inc., TOTAL Delaware, Inc., Charif Souki, the Souki Family 2016 Trust and Martin Houston

99.1	Pre-Emptive Rights Agreement, dated as of January 3, 2017, by and between Tellurian Investments Inc. and TOTAL Delaware, Inc.

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